MINTZ & FRAADE, P.C.
COUNSELORS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022

TELEPHONE (212) 486-2500 _______ TELECOPIER (212) 486-0701	OF COUNSEL JAY D. FISCHER EDWARD C. KRAMER KEVIN J. MCGRAW ARTHUR L. PORTER, JR JON M. PROBSTEIN SEYMOUR REITKNECHT I. FREDERICK SHOTKIN

January 14, 2009

Mr. John D. Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC  205490-3561

Re:	Madison Enterprise Group, Inc. – Form S-1/A

Dear Mr. Reynolds:

We are writing in response to your comment letter dated December 10, 2007 with respect to Madison Enterprise Group, Inc. (the “Company”).  Please see our responses, which correspond to the paragraph numbers in your letter, as follows:

1.            The escrow agreement filed as Exhibit 99.1 does not appear to comply with Rule 419.  For example, the escrow agent, Continental Stock Transfer & Trust Co., does not appear to be an “insured depository institution” as defined in Section 3(c)(2) of the Federal Deposit Insurance Act.  See Rule 419(b)(1).  Please revise to comply wit the rule.  Please revise the prospectus as appropriate.

We have provided an updated escrow agreement to comply with Rule 419(b)(1).

2.            Rule 15g-8 prohibits any trading in the securities until a business combination is “consummated” in accordance with Rule 419.  Please revise your disclosure, including the cover page which refers to entering into a combination, as appropriate.

We have made changes to comply with Rule 15g-8.

3.            We repeat the first sentence of comment one of our September 28, 2007 letter.  Your prospectus cover page does not include the price at which the selling shareholders will offer and sell the securities.

We have revised the cover page of the prospectus to include the price at which the selling shareholders will offer and sell the securities.

If you have any questions, please contact the undersigned.

Very truly yours,

Mintz & Fraade, P.C.

By: /s/ Alan P. Fraade
       Alan P. Fraade

APF/crs